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                                                                       EXHIBIT 2
FOR IMMEDIATE RELEASE
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                            POWER INTEGRATIONS, INC.

                        ADOPTS STOCKHOLDERS RIGHTS PLAN

  Sunnyvale, California, February 24, 1999 -- Power Integrations, Inc. (POWI) announced today that its Board of Directors has adopted a Preferred Stock Purchase Rights Plan designed to enable all Power Integrations stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Power Integrations stockholders in the event that an unsolicited attempt is made to acquire Power Integrations. The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of Power Integrations without paying all stockholders full and fair value. The distribution of the Rights is not in response to any proposal to acquire Power Integrations. The Board is not aware of any such effort.

  Under the plan, stockholders will receive one Right to purchase one one-thousandth of a share of a new series of Preferred Stock for each outstanding share of Power Integrations Common Stock held of record at the close of business on March 12, 1999.

  The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-thousandth of a share of the new Preferred Stock, at $150.00 per Right, when someone acquires 15 percent or more of Power Integrations' Common Stock or announces a tender offer which could result in such person owning 15 percent or more of the Common Stock. Each one one-thousandth of a share of the new Preferred Stock has terms designed to make it

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substantially the economic equivalent of one share of Common Stock.  Prior to someone acquiring 15 percent, the Rights can be redeemed for $.001 each by action of the Board. Under certain circumstances, if someone acquires 15 percent or more of the Common Stock, the Rights permit Power Integrations stockholders other than the acquiror to purchase Power Integrations Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. Alternatively, when the Rights become exercisable, the Board of Directors may authorize the issuance of one share of Power Integrations Common Stock in exchange for each Right that is then exercisable. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a 50 percent discount. Rights held by the acquiror will become null and void in both cases.

  The Rights expire on February 23, 2009. The Rights distribution will not be taxable to stockholders and will be payable to stockholders of record on March 12, 1999.

  Power Integrations, Inc. is a leading supplier of high-voltage analog integrated circuits for use in AC to DC power conversion. For more information, visit the Company's web site at: www.powerint.com or contact the Company at 477 North Mathilda Ave., Sunnyvale, Calif. 94086; 408-523-9200. Contact: Robert Staples, Chief Financial Officer of Power Integrations, Inc., 408-523-9210; or Ellen Brook of Stapleton Communications, Inc., 650-470-0200, for Power Integrations, Inc.

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